UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SMITHFIELD FOODS, INC.

(Name of Issuer)

Common Stock, Par Value $0.50 per share

(Title of Class of Securities)

832248 10 8

(CUSIP Number)

Michael Mayberry

Senior Vice President - Legal

Continental Grain Company

277 Park Avenue

New York, NY 10172

Tel. No.: (212) 207-2898

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Continental Grain Company (f/k/a ContiGroup Companies, Inc.)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Arlon Opportunities Master LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power -0-

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person PN

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Paul J. Fribourg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,293

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 11,293

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,293

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) less than 0.1%

14	Type of Reporting Person IN

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Charles Fribourg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,400

	8	Shared Voting Power 5,101

	9	Sole Dispositive Power 4,400

	10	Shared Dispositive Power 5,101

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,501

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) less than 0.1%

14	Type of Reporting Person IN

CUSIP No. 832248 10 8		SCHEDULE 13D

1	Name of Reporting Person or Celine Fribourg

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,101

	8	Shared Voting Power 4,400

	9	Sole Dispositive Power 5,101

	10	Shared Dispositive Power 4,400

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,501

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) less than 0.1%

14	Type of Reporting Person IN

CUSIP No. 832248 10 8	SCHEDULE 13D

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amend the Schedule 13D originally filed on May 17, 2007 and amended by Amendment No. 1 thereto filed on October 17, 2007, Amendment No. 2 thereto filed on January 31, 2008, Amendment No. 3 thereto filed on March 4, 2008, Amendment No. 4 thereto filed on October 30, 2008, Amendment No. 5 thereto filed on September 18, 2009, Amendment No. 6 thereto filed on June 16, 2010, Amendment No. 7 filed on March 7, 2013 and Amendment No. 8 filed on April 25, 2013 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Company” or the “Issuer”).

Item 1.    Security and Issuer.

No material change.

Item 2.    Identity and Background.

No material change.

Item 3.    Source and Amount of Funds or Other Consideration

Not applicable regarding the transactions reported herein as the transactions involved the sale of, and not the acquisition of, Common Stock of the Company.

Item 4.    Purpose of Transaction.

This Item 4 is hereby amended and supplemented by adding the following:

“On May 29, 2013, the Issuer announced that it had entered into an Agreement and Plan of Merger with Shuanghui International Holdings Limited, a corporation formed under the laws of the Cayman Islands (“Parent”) and Sun Merger Sub, Inc., a Virginia corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly-owned subsidiary of Parent (the “Merger Announcement”).

As a result of the Merger Announcement, CGC has elected to exit its investment in the Company and sell all of its shares of Common Stock of the Company.  In addition, CGC has determined that it no longer intends to nominate candidates for election at the 2013 Annual Meeting of Shareholders of the Company.

On June 3, 2013, CGC issued a press release (the “Press Release”) commenting on the Merger Announcement.  The press release is attached to this Schedule 13D as Exhibit 99.1 and is incorporated herein by reference.”

Item 5.    Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

“All calculations of percentage ownership in this Schedule 13D are based on a total of 138,763,415 shares of Common Stock outstanding as of March 1, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended January 27, 2013.

CUSIP No. 832248 10 8	SCHEDULE 13D

As of May 31, 2013 each of CGC and AOM ceased to be the beneficial owner of shares of Common Stock.

Mr. Paul Fribourg directly owns 11,293 phantom shares of Common Stock (equivalent to less than 0.1% of the total number of shares of Common Stock outstanding). The phantom stock is payable in shares of Common Stock during the ten years following Mr. Paul Fribourg’s termination as a director of the Issuer. Mr. Paul Fribourg has the sole power to vote or direct the vote of any shares of Common Stock received in respect of such phantom stock.

Mr. Charles A. Fribourg personally owns 4,400 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).  He has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 4,400 shares of Common Stock.  Mr. Charles A. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by his spouse, Mrs. Celine Fribourg.  Mr. Charles A Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by Mrs. Celine Fribourg except to the extent of his pecuniary interest.

Mrs. Celine Fribourg personally owns 5,101 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).  She has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 5,101 shares of Common Stock.  Mrs. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock beneficially owned by her spouse, Mr. Charles A. Fribourg.   Mrs. Celine Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by Mr. Charles A. Fribourg except to the extent of her pecuniary interest.

As of June 3, 2013, Mr. Michael Zimmerman ceased to be the beneficial owner of shares of Common Stock.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own 20,794 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding).

CUSIP No. 832248 10 8	SCHEDULE 13D

The following table sets forth all transactions with respect to the shares of Common Stock effected by any of the Reporting Persons within the last 60 days.  All such transactions were effected in the open market.

			Total	Average Price
Entity	Trade Date	Transaction	Shares	Per Share $
Arlon Opportunities Master LP	4/1/2013	Bought	316	26.4200
Arlon Opportunities Master LP	4/1/2013	Sold	316	26.4200
Arlon Opportunities Master LP	5/1/2013	Bought	3,804	25.5500
Arlon Opportunities Master LP	5/30/2013	Sold	156,508	32.8965
Arlon Opportunities Master LP	5/31/2013	Sold	32,107	32.8832
Continental Grain Company	4/1/2013	Sold	136,182	25.9048
Continental Grain Company	4/2/2013	Sold	123,200	25.9916
Continental Grain Company	4/3/2013	Sold	88,000	25.6090
Continental Grain Company	4/23/2013	Bought	79,000	25.4230
Continental Grain Company	4/24/2013	Bought	268,382	25.7867
Continental Grain Company	5/30/2013	Sold	6,945,267	32.8972
Continental Grain Company	5/31/2013	Sold	976,021	32.8285
Mr. Paul Fribourg	4/1/2013	Sold	34,000	26.0423
Mr. Paul Fribourg	4/2/2013	Sold	30,800	26.0387
Mr. Paul Fribourg	4/3/2013	Sold	15,500	25.5490
Mr. Paul Fribourg	4/24/2013	Bought	80,300	25.7965
Mr. Paul Fribourg	5/30/2013	Sold	209,920	32.8768
Mr. Paul Fribourg	5/31/2013	Sold	56,740	32.8884
Mr. Charles Fribourg	5/30/2013	Sold	21,100	32.8870
Mrs. Celine Fribourg	5/30/2013	Sold	31,000	32.8870

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.

As of May 30, 2013, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock, and, accordingly, his, her or its, obligation to file a Schedule 13D has been terminated.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

CUSIP No. 832248 10 8	SCHEDULE 13D

Item 7.    Material to be Filed as Exhibits.

Exhibit 1:	Agreement Regarding the Joint Filing of Schedule 13D, by and between the Reporting Persons (replaces previously filed exhibit).

Exhibit 99.1:	Press release dated June 3, 2013.

CUSIP No. 832248 10 8	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2013

CONTINENTAL GRAIN COMPANY

By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg
Title: Chief Executive Officer and President

ARLON OPPORTUNITIES MASTER LP

By:	Arlon Opportunities Investors GP LLC, its General Partner

By:	Continental Grain Company, its managing member

By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg
Title: Chief Executive Officer and President

/s/ Paul J. Fribourg
Paul J. Fribourg

/s/ Charles A. Fribourg
Charles A. Fribourg

/s/ Celine Fribourg
Celine Fribourg